EXHIBIT 99.1

Stantec-designed billion-dollar lithium-ion battery cell manufacturing facility coming to British Columbia

Facility will support growth of high-performance rechargeable battery manufacturing across Canada

EDMONTON, Alberta and VANCOUVER, British Columbia, Nov. 22, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Bringing advanced manufacturing and hundreds of jobs to British Columbia, E-One Moli Energy is building a lithium-ion battery cell manufacturing facility in the province. The CAN $1 billion project will create up to 350 new jobs and secure over 100 existing positions. Stantec, a global leader in industrial architecture and sustainable design and engineering, was selected to provide a full suite of services including planning, architecture, mechanical, electrical, fire suppression, structural, industrial, ICT, civil, geotechnical, and substation engineering, as well as interior design, landscape architecture, sustainability consulting, building commissioning, and environmental services.

Powered by British Columbia’s clean energy supply, the facility will become the largest factory in Canada for high performance lithium-ion battery cells, producing up to 135 million battery cells each year.

Transition to a cleaner future
Supporting the transition to cleaner, more efficient energy sources, the lithium-ion battery cells produced will be used to electrify devices used in our daily lives, including consumer electronics, power tools, medical devices, high-performance vehicles, and aerospace applications.

To support E-One Moli’s corporate mandate for a better and cleaner future, the new facility is designed to target LEED Gold and Net Zero Carbon certification. It will also include a seven-story mass timber office, and research and development component with a fully integrated green roof making it one of the most sustainable industrial buildings in the region.

“We are honored to work with a socially-conscious partner like E-One Moli who shares Stantec’s commitment to reducing global greenhouse and CO2 levels for a cleaner tomorrow,” said Navid Fereidooni, architect and principal for Stantec. “With a substantial investment in efficient energy generation, this transformative manufacturing space will bring opportunity and growth to the people of British Columbia and the Canadian economy. We are thrilled to be playing an important part in bringing this project to life.”

Construction of the E-One Moli Energy manufacturing facility is expected to begin in June 2024 and be fully operational in 2028.

Advancing manufacturing in North America
Stantec’s industry-leading integrated architectural and engineering team works within the global industrial sector, helping advanced manufacturing clients improve their operations, reduce costs, and optimize production flows.

Manufacturers are increasingly seeking to simplify their supply chains, bringing production closer to demand, with many companies opting to add new factories in North America to increase net capacity. Developing clean energy sources can mitigate global supply chain challenges while benefiting the climate and economy. Learn more about Stantec’s advanced manufacturing solutions.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Ashley Warnock
Stantec Media Relations
Ph: (403) 472-0122
ashley.warnock@stantec.com

Investor Contact:
Jess Nieukerk
Stantec Investor Relations
Ph: (403) 569-5389
jess.nieukerk@stantec.com

Design with community in mind